Exhibit 99.2

ASCENDIS PHARMA A/S

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2018 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements concerning our business, operations and financial performance and conditions, as well as our plans, objectives and expectations for our business operations and financial performance and conditions. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•

our ongoing phase 3 pediatric study of TransCon Growth Hormone, or hGH, our ongoing phase 2 study of TransCon Parathyroid Hormone, or PTH, and our plans to initiate a phase 2 study of TransCon C-Type Natriuretic Peptide, or CNP;

•	our intention to pursue oncology as our second of three independent therapeutic areas of focus;

•	our receipt of future milestone or royalty payments from our collaboration partners, and the expected timing of such payments;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our product candidates over existing therapies;

•	our ability to enter into new collaborations;

•

our expectations with regard to the ability to develop additional product candidates using our TransCon technologies and file Investigational New Drug Applications, or INDs, or equivalents for such product candidates;

•

our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the potential ability to rely on the parent drug’s clinical and safety data with regard to our product candidates;

•	our expectations with regard to our current and future collaboration partners to pursue the development of our product candidates and file INDs or equivalents for such product candidates;

•	our development plans with respect to our product candidates;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	the timing or likelihood of regulatory filings and approvals for our product candidates;

•	the commercialization of our product candidates, if approved;

•	our commercialization, marketing and manufacturing capabilities of our product candidates and associated devices;

•	the implementation of our business model and strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our financial performance; and

•	developments and projections relating to our competitors and our industry.

These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section in our Annual Report on Form 20-F for the year ended December 31, 2018 — “Item 3.D. Risk Factors”. You are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events.

You should read this report and the documents that we reference in this report and have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. You should also review the factors and risks we describe in the reports we will file or submit from time to time with the Securities and Exchange Commission (the “SEC”) after the date of this report. We qualify all of our forward-looking statements by these cautionary statements.

Overview

We are applying our innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company and develop a pipeline of product candidates with potential best-in-class profiles to address unmet medical needs. We have created a portfolio of potential best-in-class endocrinology rare disease product candidates by utilizing our TransCon technologies with clinically validated parent drugs. We currently have three product candidates in clinical development in rare endocrine diseases and we are working to apply our TransCon technology platform in additional therapeutic areas, including oncology. Additionally, we have developed a pipeline of long-acting prodrug product candidates through strategic collaborations and we are working with these collaboration partners in the areas of ophthalmology and diabetes.

Our most advanced product candidate, TransCon hGH, is in development as a once-weekly long acting prodrug of recombinant human growth hormone, also referred to as hGH, as a potential treatment for growth hormone deficiency, or GHD. Our phase 3 program for TransCon hGH includes the heiGHt, fliGHt and enliGHten Trials.

On March 4, 2019, we announced top-line results from the pivotal phase 3 heiGHt Trial, in which TransCon hGH was observed to have superior efficacy and comparable safety and tolerability to that of a daily hGH. Top-line results showed that once-weekly TransCon hGH was superior to once-daily hGH on the primary endpoint of annualized height velocity, or AHV, at 52 weeks. In the primary analysis of the intent-to-treat population using ANCOVA, TransCon hGH was associated with an AHV of 11.2 cm/year compared to 10.3 cm/year for the daily hGH. The treatment difference was 0.86 cm/year with a 95 percent confidence interval of 0.22 to 1.50 cm/year. The AHV for TransCon hGH was significantly greater than the daily hGH (p=0.0088). Results from the trial indicate that TransCon hGH was generally safe and well-tolerated, with adverse events consistent with the type and frequency observed with daily hGH therapy and comparable between arms of the trial. No serious adverse events related to study drug were observed in either arm. No treatment-emergent adverse events leading to discontinuation of study drug were observed in either arm.

In May 2019, we announced preliminary results from the phase 3 fliGHt Trial of TransCon hGH. The results indicated treatment with TransCon hGH was safe and well-tolerated in subjects with pediatric GHD who were previously treated with commercially-available daily growth hormone therapies. In the trial, the adverse event profile of TransCon hGH was similar to the published safety profile of daily growth hormone therapies with no drug-related discontinuations or drug-related serious adverse events, no neutralizing antibodies, and a low level of low-titer non-neutralizing antibodies. These fliGHt Trial data include new information demonstrating safety and tolerability in treatment-naïve subjects under three years of age.

Subjects completing either the heiGHt or fliGHt Trials may also enroll in an open-label extension study, the enliGHten Trial, which is designed to provide long-term safety data in approximately 300 subjects to support the potential future regulatory filings for TransCon hGH. We initiated the enliGHten Trial in 2017 as the first subjects began to roll over from the heiGHt Trial, and we have enrolled approximately 300 subjects, which will form a safety database consistent with input from regulatory authorities.

We expect the last subject visit forming the two-year follow up for the TransCon hGH phase 3 program in pediatric GHD will occur during the third quarter of 2019. These data, including results from approximately 300 subjects treated with TransCon hGH (approximately 300 for six months, 120 for 12 months and 45 for 24 months), will form the safety database to support a Biologics License Application, or BLA, to the U.S. Food and Drug Administration, or the FDA, for TransCon hGH to treat pediatric GHD in the first half of 2020.

We believe that TransCon hGH may offer a once-weekly therapy for GHD with the potential to improve outcomes compared to currently approved daily hGH. We have also conducted a phase 2 clinical trial in adult subjects with GHD that will form the basis of designing future clinical research in adult GHD. If approved, TransCon hGH may reduce the burden of daily treatment by requiring significantly fewer injections, which may improve compliance and treatment outcomes.

We are also using our TransCon technology platform to develop TransCon PTH, a once-daily long-acting prodrug of parathyroid hormone, or PTH, as a potential treatment for hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. We completed a phase 1 trial in healthy subjects in May 2018, the results of which were consistent with our target product profile for TransCon PTH as a true replacement therapy. In this trial, TransCon PTH showed the predicted pharmacokinetic and pharmacodynamic response, suggesting the ability to normalize serum and urinary calcium levels in patients with hypoparathyroidism. We believe TransCon PTH may provide patients suffering from hypoparathyroidism with a PTH replacement therapy that is designed to fully address all aspects of the disease more than standard of care or currently approved therapies. In June 2018, we were granted Orphan Drug Designation, or ODD, by the FDA for TransCon PTH. ODD is provided to drugs that are intended for the safe and effective treatment, diagnosis, or prevention of rare diseases or disorders that affect fewer than 200,000 people in the United States. We initiated the phase 2 PaTH Forward trial in adult subjects with hypoparathyroidism in the first quarter of 2019 with the goal of evaluating different fixed doses of TransCon PTH and a titration regimen for complete withdrawal of standard of care (i.e., calcium and active Vitamin D supplementation), using a ready-to-use prefilled pen device. Our plan for our phase 3 program for TransCon PTH includes incorporating trial sites in the United States, Europe, Australia, Canada, Japan and possibly other Asian countries.

We are also developing TransCon CNP, a long-acting prodrug of C-type natriuretic peptide, as a potential therapeutic option for achondroplasia, the most common form of dwarfism. Currently, there are no medical therapies for achondroplasia approved by the FDA. TransCon CNP utilizes our TransCon technology platform to create a long-acting C-type natriuretic peptide, or CNP, prodrug as a potential therapeutic option for achondroplasia and potentially other skeletal disorders. CNP as a therapeutic approach is supported by extensive preclinical and clinical data. In November 2018, we reported preliminary results from a phase 1 clinical trial in healthy adult subjects, which supported our target product profile for TransCon CNP. In February 2019, we were granted ODD by the FDA for TransCon CNP. Our goal is to develop TransCon CNP as a safe and effective therapeutic option for achondroplasia and potentially other related growth disorders.

In addition to our pipeline of candidates in rare endocrine disorders, in January 2019, we announced that we established oncology as our second independent therapeutic area of focus for our TransCon technologies. Our goal is to improve treatment efficacy while limiting or reducing toxicity by applying TransCon technologies to clinically validated drugs, using our unique algorithm for product innovation. We are conducting preclinical studies within the field of oncology to explore multiple potential product candidates and evaluate systemic as well as localized delivery systems using our TransCon platform.

In November 2018, we announced the formation of VISEN Pharmaceuticals, or Visen, a company established to develop and commercialize our endocrinology rare disease therapies in the People’s Republic of China, Hong Kong, Macau, and Taiwan, or Greater China. In connection with the formation of Visen, we granted Visen exclusive rights to develop and commercialize certain product candidates based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As consideration for the rights granted to Visen, we received 50% ownership in the outstanding shares of Visen and concurrently with the rights we granted to Visen, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in Visen for an aggregate purchase price of $40 million in cash. We believe Visen supports our strategy to extend our endocrinology rare disease portfolio globally and establish a presence in China in partnership with collaborators who have significant experience and knowledge of the biopharmaceutical opportunity in China. In part because Visen was established in China, we believe Visen will be able to effectively develop and, if approved, market our innovative technologies to address the needs of the local markets in Greater China.

In addition, we have strategic collaborations for TransCon anti-VEGF in the field of ophthalmology, which is partnered with Genentech, and the TransCon peptide program for the treatment of diabetes, which is partnered with Sanofi. We are eligible to receive up to an aggregate of €200 million in development and regulatory milestone payments for products currently being developed under our collaboration agreements, as well as sales-based milestone payments and royalties on future net sales of products.

We believe that the effectiveness of our TransCon technologies is supported by data from our preclinical research and the ongoing clinical programs, including our TransCon hGH, TransCon PTH and TransCon CNP programs, as well as findings from our ongoing development of other product candidates, including our multi-product collaborations with Sanofi and Genentech. We have applied the TransCon technologies in combination with parent drugs with clinical proof of concept using our algorithm for creating products with the potential to be best-in-class in endocrinology rare diseases, and we will continue to apply this algorithm for product innovation in new therapeutic areas. We believe this approach may reduce the risks associated with traditional drug development.

Our TransCon technologies enable us to create long-acting prodrug therapies with potentially significant advantages over existing marketed drug products. Our TransCon technologies transiently link an unmodified parent drug to a TransCon carrier via our proprietary TransCon linkers. Our TransCon linkers predictably release an unmodified active parent drug at predetermined rates governed by physiological pH and temperature conditions, supporting administration frequencies from daily to more than every six months. Depending upon the type of TransCon carrier we employ, we can design our TransCon prodrugs to act systemically or locally in areas that are difficult to treat with conventional therapies.

We commenced operations in December 2007 in connection with the acquisition of the company that invented our TransCon technologies, Complex Biosystems GmbH. Since we commenced operations in 2007, we have devoted substantially all of our efforts to developing our product candidates, including conducting preclinical studies and clinical trials and providing general and administrative support for these operations. We do not have any approved products and have never generated any revenue from product sales.

We had a net loss of €53.6 million for the three months ended March 31, 2019 and a net loss of €130.1 million for the year ended December 31, 2018. Our total equity was €716.7 million as of March 31, 2019 compared to €280.1 million as of December 31, 2018. The increase in equity reflects the follow-on public offering of ADSs in March 2019.

Results of Operations

Comparison of the three months ended March 31, 2019 and 2018 (unaudited):

	Three Months Ended March 31,
	2019	2018
	(EUR’000)
Revenue	5,414	28
Research and development costs	(51,259)	(30,540)
General and administrative expenses	(10,436)	(4,662)

Operating profit / (loss)	(56,281)	(35,174)
Share of profit / (loss) of associate	(1,852)	—
Finance income	4,620	702
Finance expenses	(194)	(7,010)

Profit / (loss) before tax	(53,707)	(41,482)

Tax on profit / (loss) for the period	70	107

Net profit / (loss) for the period	(53,637)	(41,375)

Revenue

Total revenue for the three months ended March 31, 2019 was €5.4 million compared to total revenue of €28 thousand for the three months ended March 31, 2018. This change was due to recognition of revenue related to our investment in Visen.

As of March 31, 2019, we had deferred income of €3.1 million under the agreement with Visen, which will be recognized as revenue as we advance the projects that are subject to our collaborations.

Research and Development Costs

Research and development costs were €51.3 million for the three months ended March 31, 2019, an increase of €20.7 million, or 68%, compared to €30.5 million for the three months ended March 31, 2018. The change was primarily attributable to a €10.3 million increase in external development costs related to our TransCon hGH product candidate, primarily including costs for the manufacturing of validation batches, or process performance qualification batches, partly offset by decreasing costs of clinical trials, as we reported top-line results from the phase 3 heiGHt Trial in the first quarter of 2019. External development costs related to our TransCon PTH project increased by €2.2 million, reflecting the continued development and progress with this product candidate, including manufacturing of clinical material and pen device, and initiation of our phase 2 study. External development costs related to our TransCon CNP project decreased by €0.9 million, primarily reflecting a reduction in manufacturing and preclinical costs.

Other research and development costs increased by €9.1 million, primarily driven by an increase in personnel costs of €3.9 million and non-cash share-based payment of €2.5 million due to a higher number of employees in research and development functions, and also reflects increases of €1.2 million in facility costs and €0.4 million in travel costs allocated to research and development functions. Costs related to laboratory operations and product supply activities increased by €0.4 million compared to the same period of last year. Research and development costs included non-cash share-based payment of €4.9 million for the three months ended March 31, 2019, compared to €2.4 million for the three months ended March 31, 2018.

General and Administrative Expenses

General and administrative expenses were €10.4 million for the three months ended March 31, 2019, an increase of €5.7 million, or 124%, compared to general and administrative expenses of €4.7 million for the three months ended March 31, 2018. The increase is primarily due to an increase in personnel costs of €2.0 million and non-cash share-based payment of €2.2 million due to a higher number of employees in general and administrative functions. Other general and administrative expenses increased by €1.5 million due to costs of preparing to become a commercial organization and a general increase in operating activities. General and administrative expenses included non-cash share-based payment of €4.5 million for the three months ended March 31, 2019, compared to €2.3 million for the three months ended March 31, 2018.

Net Profit / (Loss) in Associate

Net loss in associate was €1.9 million which represent the Company’s share of net result from Visen. As Visen was established in November 2018, no comparative figures are presented.

Finance Income and Finance Expenses

Finance income was €4.6 million for the three months ended March 31, 2019, an increase of €3.9 million compared to €0.7 million for the three months ended March 31, 2018. Finance expenses were €0.2 million for the three months ended March 31, 2019, a decrease of €6.8 million compared to the same period of 2018. The €10.7 million increase in net finance income was due to positive exchange rate fluctuations, primarily between the U.S. Dollar and Euro in the three months ended March 31, 2019, primarily affecting our cash position maintained in U.S. Dollars, which was also significantly higher compared to the same period last year.

We did not hold any interest-bearing debt for any of the periods presented.

Tax for the Period

Tax for the three months ended March 31, 2019 was a net tax credit of €70 thousand compared to a net tax credit of €107 thousand for the three months ended March 31, 2018. Taxes for the three months ended March 31, 2019 comprised an estimated tax credit of €185 thousand in the group of Danish companies, partly offset by tax payments of €115 thousand in our U.S. and German subsidiaries.

Liquidity and Capital Resources

As of March 31, 2019, we had cash and cash equivalents totaling €696.7 million compared to €277.9 million as of December 31, 2018. We have funded our operations primarily through issuance of our preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development. We do not have any debt to third parties.

In February 2015, we announced the closing of our initial public offering, with net proceeds of $111.5 million (or €101.4 million). In 2016, we completed a follow-on public offering of American Depositary Shares, or ADSs, with net proceeds of $127.1 million (or €116.6 million) and in 2017, we completed a follow-on public offering of ADSs, with net proceeds of $145.2 million (or €123.1 million). In February 2018, we completed a follow-on public offering of ADSs, with net proceeds of $242.5 million (or €196.9 million), and in March 2019, we completed a follow-on public offering of ADSs, with net proceeds of $539.4 million (or €480.3 million).

Based on our current operating plan, we believe that our existing cash and cash equivalents as of March 31, 2019 will be sufficient to meet our projected cash requirements for at least 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•

the achievement of development, regulatory and commercial milestones resulting in the payment to us from our collaboration partners of contractual milestone payments and the timing of receipt of such payments, if any;

•

the progress, timing, scope, results and costs of our preclinical studies and clinical trials for our product candidates and manufacturing activities that have not been licensed, including the ability to enroll patients in a timely manner for clinical trials;

•

the time and cost necessary to obtain regulatory approvals for our product candidates that have not been licensed and the costs of post-marketing studies that could be required by regulatory authorities;

•	the manufacturing, selling and marketing costs associated with product candidates, including the cost and timing of building our sales and marketing capabilities;

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

•	the sales price and the availability of adequate third-party coverage and reimbursement for our product candidates;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the number and scope of preclinical and discovery programs that we decide to pursue or initiate;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the time and cost necessary to respond to technological and market developments, including further development of our TransCon technologies;

•

our progress (and the progress of our collaboration partners, if any) in the successful commercialization and co-promotion of our most advanced product candidates and our efforts to develop and commercialize our other existing product candidates; and

•

the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preclinical studies and clinical trials for our product candidates for which we retain such responsibility and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

The following table summarizes our cash flows for each of the unaudited three month periods ended March 31, 2019 and 2018:

	Three Months Ended March 31,
	2019	2018
	(EUR’000)
Cash flows from / (used in) operating activities	(60,861)	(36,740)
Cash flows from / (used in) investing activities	(2,469)	(102)
Cash flows from / (used in) financing activities	479,066	196,907

Net increase / (decrease) in cash and cash equivalents	415,736	160,065

Cash Flows From / (Used in) Operating Activities

Net cash used in operating activities for the three months ended March 31, 2019 was €60.9 million compared to €36.7 million for the three months ended March 31, 2018. The net loss for the three months ended March 31, 2019 of €53.6 million included non-cash charges of €11.0 million, primarily comprising share-based payment and depreciation, and non-cash net financial income and taxes of €3.1 million. The net change in working capital contributed negatively to cash flows by €15.2 million, primarily due to a net increase in receivables and prepayments of €4.1 million, a decrease in accounts payable and other payables of €7.3 million, and a decrease in deferred income of €3.8 million.

Net cash used in operating activities for the three months ended March 31, 2018 was €36.7 million. The net loss for the three months ended March 31, 2018 of €41.4 million was adjusted by non-cash charges of €0.2 million for depreciation and €4.7 million for share-based payments. Net finance expenses, primarily comprising exchange rate adjustments, of €6.3 million and net tax credits of €0.1 million, were reversed. The net change in working capital of €7.0 million was primarily comprised of a €6.4 million decrease in trade payables and other payable and an increase in deposits of €0.8 million, partly offset by a €0.2 million net increase trade receivables, other receivables and prepayments. We received net finance income of €0.7 million and paid taxes of net €0.2 million in the three months ended March 31, 2018.

Cash Flows From / (Used in) Investing Activities

Cash flows used in investing activities for the three months ended March 31, 2019 of €2.5 million were related to acquisition of property, plant and equipment, primarily equipment for use in the laboratories of our German facility.

Cash flows used in investing activities for the three months ended March 31, 2018 of €0.1 million were related to the acquisition of property, plant and equipment for use in the laboratories of our German facility.

Cash Flows From / (Used in) Financing Activities

Cash flows from financing activities for the three months ended March 31, 2019 of €479.1 million were primarily related to our follow-on public offering of ADSs completed in March 2019.

Cash flows from financing activities for the three months ended March 31, 2018 of €196.9 million were solely related to our follow-on offering completed in February 2018.

Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

Qualitative Disclosures about Market Risk

Our activities primarily expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar, the British Pound and the Danish Krone. Our functional currency is the Euro, but we have received payments in U.S. Dollars under our collaborations. Further, the proceeds from our series D financing in November 2014, our IPO in February 2015 and our follow-on public offerings in October 2016, September 2017, February 2018 and March 2019 were in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our budgeted future expenses and we make payments from those positions.

Interest Rate Risk

As we have no interest-bearing debt to third parties, derivatives or financial assets and liabilities measured at fair value, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position.

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with marketable securities. This investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities that we may hold.

Credit Risk

We consider all of our material counterparties to be creditworthy. While the concentration of credit risk is significant, we consider the credit risk for each of our individual counterparts to be low. Accordingly, since we had no significant trade receivables at March 31, 2019 or December 31, 2018, and our deposits are held with suppliers that are frequently used in our operations, we have made no provision for trade receivables or deposits.

Our exposure to credit risk primarily relates to our cash and cash equivalents. The credit risk is considered limited because the counterparties holding significant deposits, are banks with high credit-ratings assigned by international credit-rating agencies. We have considered the risk of Expected Credit Loss over our cash deposits, including the hypothetical impact arising from the probability of default (past due with 90 days) considering in conjunction with the expected loss given default from banks with similar credit rating and attributes. Our assessment did not reveal an expected material impairment loss, and accordingly we have made no provision for bank deposits.

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, and by continuously monitoring our cash forecasts and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.